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                                                                    EXHIBIT 99.2

                                                           [English Translation]

                                                           Disclosure on Inquiry

                                                                February 5, 2004

                              HANARO TELECOM, INC.

                        POSSIBLE ACQUISITION OF DREAMLINE

In respect of the basic contract dated September 26, 2003 for the acquisition of Dreamline's broadband Internet access business in Suwon, Ohsan, Byungjum and Gunpho areas, Hanaro Telecom, Inc. ("Hanaro") sent a final notice to Dreamline on February 2, 2004 requesting to enter into a definitive business transfer contract, and Hanaro locally filed a corporate disclosure titled 'Progress of Transfer of Business with Major Shareholders' on the same date. If Dreamline cannot correct the situation within 7 days after receipt of such final notice, Hanaro may terminate the contract immediately.

Although Hanaro has been studying the feasibility of a possible acquisition of Dreamline's broadband Internet access business in other areas, there has been no material development since its last local filing on January 5, 2004.

The Company will make a timely filing on any future developments going forward.

* Date of relevant local filing: June 9, 2003, July 9, 2003, August 8, 2003, September 8, 2003, September 26, 2003, October 8, 2003, November 7, 2003, December 5, 2003, January 5, 2004.